UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT

AngloGold Ashanti plc
(Exact name of the registrant as specified in its charter)

England and Wales                                                         001-41815

(State or other jurisdiction of incorporation or organization)	(Commission File Number)
Third Floor, Hobhouse Court, Suffolk Street London SW1Y 4HH United Kingdom	6363 S. Fiddlers Green Circle, Suite 1000 Greenwood Village, CO 80111 United States of America
(Address of principal executive offices)                              (Zip code)

Gillian Ann Doran, Chief Financial Officer
E-mail: gdoran@aga.gold, Telephone: +1 (303) 8890700

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:
       Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December
31,_____ .
  X    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.
SECTION 1 – CONFLICT MINERALS DISCLOSURE
ITEM 1.01 Conflict Minerals Disclosure and Report
Not applicable.
ITEM 1.02 Exhibit
Not applicable.
SECTION 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE
ITEM 2.01 Resource Extraction Issuer Disclosure and Report
Disclosure of Payments by Resource Extraction Issuers.
The payment disclosure required by this Form is included as Exhibit 2.01 to this Form SD.
SECTION 3 – EXHIBITS
Item 3.01. Exhibits
The following exhibit is filed as part of this report.

Exhibit Number	Description
Exhibit 2.01	Resource Extraction Payment Report

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
  AngloGold Ashanti plc
By:/s/ C STEAD
Name: C Stead
Title: Company SecretaryDate:  September 25, 2025